Mailstop 6010

June 12, 2007

Juhsani Taskinen
Princeton Security Technologies, Inc.
303C College Road East
Princeton, New Jersey 05840

Re: Princeton Security Technologies, Inc.
        Form SB-2
        File No. 333-141482
        Amendment No. 2
        Filed June 5, 2007

Dear Mr. Taskinen:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        We welcome any questions you may have about our comments or any other
aspect of our review. Feel free to call us at the telephone numbers listed at the end of this
letter.

        References to prior comments refer to our letter dated May 25, 2007.

Management's Discussion, page 18

Results of Operations, March 31, 2007, page 20

1.   Please revise your disclosure to include an analysis and discussion of your gross profit margins. We note they have fluctuated from 42% for the quarter ending March 31, 2006 to 46% for the year ended December 31, 2006 and then down to 33% for the quarter ended March 31, 2007. When more than one factor contributes to a change and/or components are offsetting, please quantify the individual factors to the extent practicable in order to allow the reader a better understanding of the results of operations. To the extent possible, indicate whether and how these components will affect future operations. Refer to Item 303 of Regulation S-B.

2.   Please be more specific about the type of products sold during the period, and the revenue contribution from these products. For example, you refer to "several products moving out of research and development stage." Also, to the extent these sales were to a few limited customers, please disclose.

Directors Compensation, page 24

3.   We reissue prior comment 2. Please complete the "all other compensation" entry for Mr. Taskinen to be consistent with the Summary Compensation Table.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

4.   Please refer to prior comment 6. Revise your financial statements as necessary to comply with SFAS 144 which requires assets and liabilities of a disposal group classified as held for sale to be presented separately in the asset and liability sections, respectively, of your statement of financial position. Specifically, tell us how your current disclosures comply with paragraph 49 of SFAS 144 which indicates that previously issued statements of financial position presented for comparative purposes shall be *reclassified* to reflect application of the provisions of paragraph 46 of this Statement for reporting disposal groups classified as held for sale.

Consolidated Statement of Cash Flow, pages F-5 and F-13

5.   Please refer to prior comment 7. We reissue the second part of our comment. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because this statement does not appear to classify discontinued operations cash flows by activity – operating, investing, and financing - as required by SFAS 95, paragraph 26.

   - Please change your presentation to address the matters noted above to comply with SFAS 95 or tell us specifically why no changes to the statement are necessary.
   - Please make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
   - Confirm to us, if true, that there was no cash flow activity for your discontinued operations – operating, investing, or financing – in 2006 except for the proceeds from the sale. Otherwise, please tell us how you comply with paragraph 26 of SFAS 95.

Notes to Financial Statements, page F-6

Note 6 Restatement, page F-11

Disclosure for Restatement of the Consolidated Statement of Cash Flows, page F-12

6.   Please revise your presentation of the Original Consolidated Statement of Cash Flows to disclose that it began with net loss from continuing operations rather than net loss as restated and required by SFAS 95, paragraph 28.

* * * * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
        You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related

matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3646 with any other questions.

Sincerely,

Eduardo Aleman
Attorney Adviser

cc.   Victor D. Schwarz
        VIA TELEFAX 801-685-0949